FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending October 2015

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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                                                                                                                                                                                                  GlaxoSmithKline plc

Notification of Transactions of Directors, Persons Discharging Managerial Responsibilities or Connected Persons

In accordance with DTR 3.1.4 R(1)(a) and (c) GlaxoSmithKline plc ('GSK') was advised on 2 October 2015 that the following acquisitions of GSK Ordinary shares took place on 1 October 2015, at a price of 1286.50 pence per Ordinary share, following the re-investment of dividends on shares held within an ISA:

Director/PDMR	Number of Ordinary shares
Sir Andrew Witty	161
Mr D S Redfern	24
Mrs V A Whyte	21

Connected Person	Number of Ordinary shares
Lady C Witty (Connected Person of Sir Andrew Witty)	41

V A Whyte
Company Secretary

5 October 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: October 05, 2015

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc